FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 11, 2008 announcing that Registrant has been chosen by India’s Tatanet to deliver a broadband satellite network to serve SME market.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated February 19, 2008

India’s Tatanet selects Gilat broadband satellite network to serve SME market

Petah Tikva, Israel, February 11, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been chosen by Tatanet, one of India’s leading satellite service providers, to deliver a broadband satellite network that will serve the Small & Medium Enterprise (SME) and industry vertical market segments in India.

The new SkyEdge network, which will comprise two satellite hub stations and up to 13,000 VSATs, will enable the delivery of cost-effective and reliable broadband communications to India’s rapidly growing industrial economy. These applications include high-speed Internet access and corporate data and video communications. Gilat has received an initial order for 3,500 VSATs under the new agreement.

Tatanet has been a Gilat customer since 2005 and already serves thousands of corporate and enterprise sites across the country through its existing SkyEdge network.

Mr. Zal Engineer, Executive Director at Tatanet, said, “We have had successful experience with the SkyEdge platform and consider Gilat to be a trusted technology communications partner. Gilat’s SkyEdge provides an excellent solution to address new emerging market opportunities in a cost-efficient way with high performance and high-efficiency.”

Erez Antebi, CEO of Gilat Network Systems, (GNS), said, “Gilat is a leading provider to the Indian market and we are proud to have been chosen once again by Tatanet. We believe that our excellent VSAT technology and superior technical support were instrumental in our being selected for this significant project.”

SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Tatanet:
Tatanet, a division of Nelco, was established in 1995. As the very small aperture terminal (VSAT) service provider for the Tata Indicom brand, Tatanet has made significant inroads in developing the VSAT market in India. In three years since the receipt of the public services license and its subsequent entry into the commercial market, Tatanet now has an enviable list of customers. The adoption of the Tata Business Excellence Model and TL 9000, is a testimony to the company’s ongoing efforts to constantly appraise and evolve its systems to world standards.

Enriched by the expertise it has gained while serving Tata Group companies, Tatanet’s state-of-the-art infrastructure with an extended C-band and KU-band network operation centre is equipped to offer integrated connectivity solutions specific to clients’ needs.

The Tata Group is one of India’s oldest, largest and most respected business conglomerates. The Group’s businesses are spread over seven business sectors. It comprises 98 companies and operates in six continents.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com

Investor Relations Contact:
Ayelet Shaked - Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com